Exhibit 99.1

Eco Wave Power Officially Kicks Off the First MW Scale Wave Energy Project in Portugal

Project is Built as Part of a 20 MW Concession Agreement and Will Feature a First of its Kind Underwater Wave Energy Museum

Porto, Portugal – August 5 , 2024 – Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly-traded onshore wave energy technology company, is pleased to announce that Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power, and Eco Wave Power’s engineering team, have arrived for a meeting and an official site-visit with APDL (Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A), and other relevant stakeholders for the official kickoff of the Company’s first MW-scale wave energy project, to be located in the city of Porto, in Portugal.

Following the meeting with APDL, Eco Wave Power’s engineering team held a site visit to the breakwater and the room underneath the breakwater (“The Gallery”), where Eco Wave Power’s energy conversion equipment will be installed, and later opened to the public, as a first of its kind wave energy museum and education center.

During the site visit, Eco Wave Power’s team met with local subcontractors and manufacturers, to choose the preferred entities that will take part in the execution of this innovative project.

Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power said: “We believe that this will be the first wave energy project in the world to show significant energy production from the power of the waves. I truly believe that this revolutionary project will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of our wave energy technology globally. I would like to thank the Municipality of Porto and APDL, for being true wave energy pioneers, by enabling and supporting the development of an innovative, environmentally friendly energy generation technology, which will serve to lower the port’s carbon footprint, while creating new workplaces and an innovative industry in Portugal.”

The first MW project is being executed in line with a 20MW Concession Agreement entered into with APDL and is planned to be followed by a gradual expansion to the whole 20MW of installed capacity.

In March 2024, the Company received the final approval necessary for the commencement of the construction works of our first commercial-size project in Porto (TURH license) from APDL Port Authority, and issued a performance bond to APDL, meant to solidify the Company’s commitment for the construction of the first commercial wave energy project within a 2-year period.

Eco Wave Power’s project is well in line with the renewable energy plan of the Government of Portugal, as in July, 2024, Portugal announced that it aims to generate 85% of its annual electricity production from renewable sources by 2030, compared to 61% in 2023, one of the highest ratios in Europe.

Eco Wave Power is being advised by partner Joana Brandão and her team from leading Portuguese law firm PLMJ. Joana and the firm have significant experience in supporting the regulatory framework for renewable energy projects execution across Portugal and have been assisting Eco Wave Power since 2020.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.”  The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

*Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that this will be the first wave energy project in the world to show significant energy production from the power of the waves, and that this revolutionary project will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of its wave energy technology globally. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact the Company at:

info@ecowavepower.com

+97235094017